                                [OLICOM LOGO]

              NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                           To Be Held May 7, 1998

To the Shareholders of Olicom A/S:

         The Annual General Meeting of Shareholders of Olicom A/S (the "Company") will be held in Berssalen, the Danish Chamber of Commerce, Bersen, DK-1217 Copenhagen K, Denmark, on Thursday, May 7, 1998, at 3:00 p.m., local time, for the following purposes:

                 1. To (i) receive the Annual Report of the Board of Directors regarding the Company's activities during fiscal year 1997,
         (ii) receive the Company's profit and loss account for the fiscal year ended December 31, 1997, and its balance sheet at such date (including the Report of the Company's Auditors thereon), and vote on the adoption of same, (iii) approve the discharge of management and the Board of Directors, and (iv) authorize the carry forward of the Company's losses to the fiscal year ending December 31, 1998;

                 2. To elect directors to hold office for a term ending in 1998 and until their successors are elected and qualified;

                 3. To appoint Ernst & Young Statsautoriseret Revisionsaktieselskab and KPMG C. Jespersen Statsautoriserede revisorer as the Company's auditors for the fiscal year ending December 31, 1998;

                 4. To grant to the Board of Directors the power to authorize the purchase from time to time for a period of 18 months following the Annual General Meeting of up to 10% of the issued and outstanding common shares of the Company, with a deviation of up to 10% from market price;

                 5. To approve the fees of the Company's directors for fiscal year 1998; and

                 6. To ratify and approve an amendment to the Company's Articles of Association.

         At the Annual General Meeting of Shareholders, the Board of Directors will deliver its report on the Company's activities for fiscal year 1997, and there will be a presentation of the Company's Annual Accounts, together with the Auditor's Report, the Company's Annual Report and its consolidated accounts.

         The Board of Directors has fixed April 11, 1998, as the record date for the Annual General Meeting. Only holders of record of common shares in the Company, nominal value DKK 0.25 per share ("Common Shares"), at the close of business on April 10, 1998, the day prior to the record date, will receive notice of the meeting. Holders of record of Common Shares on April 11, 1998, are entitled to vote at the meeting and any adjournments or postponements thereof. The transfer books of the Company will not be closed.

         The accompanying Proxy Statement solicits proxies with respect to the matters identified above for approval at the Annual General Meeting. A proxy may be revoked by a shareholder prior to its use, as specified in the enclosed Proxy Statement.

         For holders of record of Common Shares other than through the Danish Securities Center (generally, shareholders not resident in Denmark), an admission ticket will be mailed to you approximately seven days prior to the meeting date. However, if your shares are not registered in your own name, please advise the shareholder of record (your bank, broker, etc.) that you wish to attend. That firm should request an admission ticket from the Company on your behalf, or alternatively, provide you with a proxy, which will enable you to gain admission to the meeting.

         For holders of record of Common Shares through the Danish Securities Center (generally shareholders resident in Denmark), admission tickets will be provided by Unibank A/S, Aktiebog, Helgeshoej Alle, DK-2630 Taastrup, Denmark, telephone +45 33 33 33 01, facsimile +45 33 33 10 31 on sufficient documentation of shareholding, no later than Monday, May 4, 1998.

         Holders of Common Shares are encouraged to attend the Annual General Meeting and vote on all matters. If you plan to attend the meeting and are a shareholder of record, please check your proxy card in the space provided for that purpose.

                                        By Order of the Board of Directors

                                        /s/ Jan Bech

                                        Jan Bech,
                                        Chairman of the Board

Lyngby, Denmark
April 11, 1998


WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS, PLEASE SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ACCOMPANYING POSTPAID ENVELOPE.

                                PROXY STATEMENT

         The accompanying proxy is solicited on behalf of the Board of Directors (the "Board") of Olicom A/S (the "Company"), a Danish corporation, for use at the Company's Annual General Meeting of Shareholders (the "Annual General Meeting") to be held in Berssalen, the Danish Chamber of Commerce, Bersen, DK-1217 Copenhagen K, Denmark, on Thursday, May 7, 1998, at 3:00 p.m., local time, and for the limited purpose of voting with respect to the election of the Board of Directors and the other matters described in the accompanying Notice of Annual General Meeting of Shareholders. Holders of common shares, nominal value DKK 0.25 per share ("Common Shares"), are encouraged to attend the Annual General Meeting to cast their votes on all matters.

         The Board of Directors has fixed April 11, 1998, as the record date for the Annual General Meeting. Only holders of record of Common Shares at the close of business on April 10, 1998 (the day prior to the record date), will receive notice of the Annual General Meeting. On April 11, 1998, the Company had issued and outstanding 17,605,595 Common Shares. Holders of record of Common Shares on April 11, 1998, are entitled to vote at the Annual General Meeting and are entitled to one vote for each Common Share held.

         Except for the proposal to ratify and approve an amendment to the Company's Articles of Association, the affirmative vote of a majority of the Common Shares present and voting at the Annual General Meeting is required for approval of all proposals being submitted to the shareholders for their consideration. The proposal to ratify and approve an amendment to the Company's Articles of Association requires approval by two-thirds of the votes cast at the Annual General Meeting and two-thirds in nominal value of the voting capital represented at such meeting. The Companies Act of the Kingdom of Denmark (the "Companies Act") and the Company's Articles of Association generally do not require the presence, in person or by proxy, of a minimum number of Common Shares constituting a quorum in order for the Annual General Meeting to take action with respect to the matters set forth in the attached Notice of Annual General Meeting of Shareholders.

         Any holder of Common Shares granting a proxy in the form accompanying this Proxy Statement has the power to revoke the proxy prior to its use. A proxy can be revoked (i) by an instrument of revocation delivered prior to the Annual General Meeting to the Company's Director of Legal Affairs, (ii) by an instrument of revocation delivered at the Annual General Meeting to the chairman of the meeting, (iii) by a duly-executed proxy bearing a later date or time than the date or time of the proxy being revoked, or (iv) at the Annual General Meeting, if the shareholder is present and elects to vote in person. Mere attendance at the Annual General Meeting will not serve to revoke a proxy. The grant of a proxy by a holder of Common Shares is not a request for a formal vote at the Annual General Meeting and will be used if a request for a formal vote is made at the Annual General Meeting. If a request for a formal vote is made at the Annual General Meeting and unless a contrary choice is indicated, all duly-executed proxies received by the Company will be voted in accordance with the instructions set forth on the proxy card. While the Companies Act provides that a shareholder who is a holder of record of Common Shares no later than May 4, 1998, may request an admission ticket (on sufficient documentation of shareholding) and attend the Annual General Meeting, a shareholder must be a holder of record of Common Shares on April 11, 1998, in order to vote at the Annual General Meeting.

         This Proxy Statement and the accompanying proxy card are being mailed to shareholders on or about April 11, 1998. Directors, officers and other employees of the Company may solicit proxies with respect to proposals discussed in this Proxy Statement, by personal interview, telephone, telegraph or facsimile, without special compensation. Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy material to beneficial owners of Common Shares. Any costs of solicitation will be borne by the Company.


                  SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS
                                 AND MANAGEMENT

PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information as of April 3, 1998, concerning the beneficial ownership of each shareholder known to the management of the Company to own beneficially more than 5% of the Company's outstanding voting securities:

 Name and Address                                              Amount and Nature of                Percent
 of Beneficial Owner                      Title of Class       Beneficial Ownership (1)            of Class
 -------------------                      --------------       ------------------------            --------
 Lars Stig Nielsen                        Common Shares                 1,420,080(2)(3)                 8.1%
 Olicom A/S
 Nybrovej 114
 DK-2800 Lyngby
 Denmark

 Nilex Systems ApS                        Common Shares                 1,053,000(4)                    6.0
 Nordre Strandvej 214
 DK-3140 Aalsgaarde
 Denmark


 The Lake Fund                            Common Shares                 1,496,470(5)                    8.5
 c/o Plevier Beleggingen B.V.
 Roemer Visschherplein 19
 2106 AG Heemmstede
 The Netherlands

--------------------------

         (1) Sole voting and investment power, unless otherwise indicated. Percentages in the foregoing table are based on 17,543,535 Common Shares issued and outstanding as of April 3, 1998. Does not include 803,238 Common Shares which are held of record and in the treasury of the Company.

         (2) Includes 1,053,000 Common Shares owned by Nilex Systems ApS ("Nilex"), as to which Mr. Stig Nielsen has 50% voting and investment power. See Note 4.

         (3) Includes 80,000 Common Shares which are issuable to Mr. Stig Nielsen pursuant to options exercisable within 60 days from the date hereof.

         (4) Mr. Stig Nielsen, the Company's Managing Director, Chief Executive Officer and a member of the Board of Directors, is an officer and director of, and (through Eutronic Systems ApS, a corporation in which he holds 70% of the share capital) a principal shareholder in, Nilex.

         (5) Based on information set forth in a Schedule 13D, dated December 31, 1997, filed with the Securities and Exchange Commission by The Lake Fund, together with other information provided to the Company.

         As of the close of business on April 10, 1998, Cede & Co., the nominee of The Depository Trust Company, held of record 14,812,119 Common Shares, or 84.4% of the outstanding Common Shares, all of which were held for the accounts of member firms and institutions participating in the facilities of The Depository Trust Company.

SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information as of April 3, 1998, concerning the beneficial ownership of Common Shares, the only class of the Company's outstanding voting securities, by each director, each executive officer, and the directors and executive officers of the Company as a group:

                                             Amount and Nature of           Percent
        Name                                Beneficial Ownership (1)        of Class
        ----                                ------------------------        --------
        Jan Bech                                    37,000 (2)                 *
        Bo F. Vilstrup                              29,150                     *
        Lars Stig Nielsen                        1,420,080 (2)(3)             8.1%
        Kurt Anker Nielsen                           1,400                     *
        Frank G. Petersen                            5,000                     *
        Michael J. Peytz                             2,000                     *
        Anders Knutsen                                  --                     *
        Boje Rinhart                                67,750 (2)(4)              *
        Niels Christian Furu                        16,250 (2)(5)              *

        J. Michael Camp                             37,900 (2)(6)              *
        All directors and executive              1,616,530 (2)(3)
        officers as a group (consisting
        of 10 persons)

---------------------

*Less than 1%

         (1) Sole voting and investment power, unless otherwise indicated. Percentages in the foregoing table are based on 17,543,535 Common Shares issued and outstanding as of April 3, 1998.

         (2) Includes an aggregate of 225,400 Common Shares which are issuable to certain executive officers and directors pursuant to options exercisable within 60 days from the date hereof, as follows: Mr. Bech, 25,000 Common Shares; Mr. Stig Nielsen, 80,000 Common Shares; Mr. Rinhart, 66,250 Common Shares; Mr. Furu, 16,250 Common Shares; and Mr. Camp, 37,900 Common Shares.

         (3) Mr. Stig Nielsen is an officer and director of, and (through Eutronic Systems ApS) a principal shareholder in, Nilex. Includes 1,053,000 Common Shares owned by Nilex, as to which Mr. Stig Nielsen has 50% voting and investment power.

         (4) Mr. Rinhart is Executive Vice President and the Chief Financial Officer of the Company.

         (5) Mr. Furu is Executive Vice President and the Chief Operating Officer of the Company.

         (6)     Mr. Camp is the President and Chief Executive Officer of
Olicom, Inc.


                               EXECUTIVE OFFICERS

         The following individuals are executive officers of the Company, who will serve in the capacities noted until the election and qualification of their successors:

         Name                   Positions and Office
         ----                   --------------------
         Lars Stig Nielsen      Managing Director and Chief Executive Officer of the Company

         Boje Rinhart           Executive Vice President and Chief Financial Officer of the Company

         Niels Christian Furu   Executive Vice President and Chief Operating Officer of the Company.

         J. Michael Camp        President and Chief Executive Officer of Olicom, Inc.

         See "Matters to be Brought Before the Meeting -- Proposal 2: Election of Directors" for the biographical summary of Mr. Stig Nielsen.

         Mr. Rinhart, 49, has been employed by the Company since 1995, as Executive Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Rinhart was a partner in the management consulting firm of Hjorth & Rinhart (from 1986 to 1995).

         Mr. Furu, 41, has been employed by the Company since May 1, 1997, as Executive Vice President and Chief Operating Officer. Prior to joining the Company, Mr. Furu served as Vice President of IBM Denmark A/S and Director of Nordic PC Sales (from 1995 to 1997). Prior thereto, he served as Director of Sales for Finance and Telecommunications for IBM Denmark A/S (from 1993 to
1995) and as Assistant to the General Manager of Marketing, IBM Europe (from 1991 to 1993).

         Mr. Camp, 48, has been employed by Olicom, Inc., as its President and Chief Executive Officer since 1996. Prior to joining Olicom, Inc., Mr. Camp was a Vice-President and General Manager of the Multimedia Business Applications Division at Northern Telecom Ltd. (from 1993 to 1996). Prior thereto, he served as a Vice-President at Northern Telecom, where he served as General Manager of its Data Networks Division (from 1992 to 1993).


                              CERTAIN TRANSACTIONS

         Contex A/S. Pursuant to a Share Purchase Agreement between the Company and Nilex dated January 23, 1996, the Company transferred and assigned to Nilex the Company's minority interest in Contex A/S (the "Contex Interest"). The sales price for the Contex Interest was DKK 41,000,000 (approximately $7,200,000), which resulted in a gain to the Company of $2,900,000, net of taxes. The sales price for the Contex Interest was approved by a disinterested majority of the Board, on the basis of an appraisal of the value of the Contex Interest by an unaffiliated third party.

         The Company's policy is to require that all transactions between the Company and its officers, directors and other affiliates be on terms no less favorable to the Company than could be obtained from unaffiliated third parties, and that all such transactions be approved by a majority of the disinterested members of the Board.


                    MATTERS TO BE BROUGHT BEFORE THE MEETING

         The Company's Articles of Association require that the matters identified in Proposals 1-6 in the Notice of Annual General Meeting of Shareholders be included in the agenda of such meeting. Set forth below is a brief description of these matters.

PROPOSAL 1 -- RECEIPT OF THE ANNUAL REPORT OF THE BOARD OF DIRECTORS, APPROVAL OF ANNUAL ACCOUNTS, DISCHARGE OF MANAGEMENT AND THE BOARD OF DIRECTORS, AND CARRY FORWARD OF THE COMPANY'S LOSSES

         Section 69 of the Companies Act provides that the Annual Accounts of the Company shall be presented to, and either be adopted or rejected by, the Annual General Meeting. Copies of the Company's Annual Accounts prepared in accordance with generally accepted accounting principles of the Kingdom of Denmark will be available at the Annual General Meeting. In addition, any shareholder desiring a copy of the Annual Accounts may request same from the Company at the addresses set forth in this Proxy Statement. In connection with the adoption of the Annual Accounts, there will be consideration of the discharge of management and the Board of Directors. Under Danish law it is also appropriate to carry forward prior years' losses.

               THE BOARD OF DIRECTORS URGES SHAREHOLDERS TO VOTE
                       "FOR" THE APPROVAL OF PROPOSAL 1.

PROPOSAL 2 -- ELECTION OF DIRECTORS

         Nominees

         The Company's Articles of Association provide for a Board of Directors of four to eight members. The Board of Directors has proposed that seven directors be elected at the Annual General Meeting. In the event that a request for a formal vote is made at the Annual General Meeting, it is the intention of the persons named in the accompanying proxy to vote "FOR" the election of the nominees identified below. Except for Mr. Bjerre-Nielsen, all such persons are currently serving as directors of the Company. Should any nominee for director be unable or fail to accept nomination or election (which is not contemplated), it is the intention of the persons named in the proxy, unless otherwise specifically instructed in the proxy, to vote "FOR" the election in his stead of such other person as the Board may propose in the event that a request for a formal vote is made at the Annual General Meeting.

         Under corporate law and practice in Denmark, it is not customary to vote "for" or "against" individual directors; rather, shareholders either approve or withhold authority to approve the directors proposed by the Board of Directors.

         The following table provides the names of the nominees for election as directors and certain information concerning such persons:

              Name
              ----                    Position and Office                         Director
                                       with the Company                      Continuously Since
                                       --------------                        -----------------
        Jan Bech                    Chairman of the Board                            1985

        Bo F. Vilstrup              Deputy Chairman of the Board                     1992

        Lars Stig Nielsen           Managing Director, Chief Executive               1985
                                    Officer and Member of the Board of
                                    Directors

        Frank G. Petersen           Member of the Board of Directors                 1996

        Michael J. Peytz            Member of the Board of Directors                 1996

        Anders Knutsen              Member of the Board of Directors                 1997

        Seren Bjerre-Nielsen        Nominee to the Board of Directors                  --

         Mr. Bech, 58, has been Chairman of the Board since 1985. He serves as Chairman of the Board and Managing Director of ARCO-TECH Ltd. Mr. Bech previously served as a Vice-President of Ing. C. Olivetti & C., S.p.A., with responsibility for the commercial activities of Olivetti in Scandinavia and Europe (from 1985 to 1992).

         Mr. Vilstrup, 55, has been a member of the Board of Directors since 1992 and Deputy Chairman of the Board since 1994. He is an attorney and has been a partner in the law firm of Lett, Vilstrup & Partnere, Copenhagen, Denmark, since 1972.

         Mr. Lars Stig Nielsen, 56, is the founder of the Company and has held the positions of Managing Director, Chief Executive Officer and member of the Board of Directors since 1985.

         Mr. Petersen, 65, was employed by International Business Machines Corporation from 1957 until his retirement in 1994. At the time of his retirement, he served as Chairman and President of IBM Nordic AB, with responsibility for IBM's commercial activities in Scandinavia.

         Mr. Peytz, 41, has served as Managing Director and Chief Executive Officer of EuroCom Industries A/S since 1997.

         Mr. Knutsen, 50, has served as Managing Director and Chief Executive Officer of Bang & Olufsen A/S and Bang & Olufsen Holding A/S since 1991.

         Mr. Bjerre-Nielsen, 45, has served as Vice Executive Officer and Chief Financial Officer of Danisco A/S since 1995. In accordance with Section 47(6) of the Companies Act, Mr. Bjerre-Nielsen has advised the Company that he also serves as a member of the Board of Directors of Velux Industri A/S and Velux A/S.

         There are no family relationships among directors and executive officers of the Company or its subsidiaries.

         The business of the Company is managed under the direction of the Board of Directors of four to eight members. The Company's Articles of Association provide for a Board of Directors to be elected by the shareholders to serve one- year terms. In addition, directors may be elected for four-year terms by the employees of the Company and its Danish subsidiaries, in accordance with Danish law. The statutory rights of the employees of the Company and its Danish subsidiaries to representation on the Board have not been exercised to date. Officers of the Company serve at the discretion of the Board.

         Meetings and Committees of the Board

         The Board meets during the Company's fiscal year to review significant developments affecting the Company and to act on matters requiring Board approval. There were 12 meetings of the Board during fiscal year 1997.

         The Board has established an Audit Committee to assist the Board in the discharge of its responsibilities. The Audit Committee recommends to the Board two firms of certified public accountants to conduct audits of the accounts and affairs of the Company and monitors the performance of such firms, reviews accounting objectives and procedures of the Company (including matters relating to internal control systems) and the findings and reports of the independent certified public accountants, and makes such reports and recommendations to the Board as it deems appropriate. The Company's Audit Committee is comprised of four non-employee directors, which presently include:
Messrs. Bo Vilstrup (Chairman), Jan Bech, Kurt Anker Nielsen and Michael Peytz. The Annual General Meeting appoints the Company's auditors.

         The Board of Directors does not have a standing compensation committee, nominating committee, or any other committee performing similar functions. The functions customarily attributable to a compensation and nominating committees are performed by the Board of Directors as a whole.

         Compensation of Directors and Executive Officers

         An aggregate of approximately $1,185,000 was paid by the Company to its directors and executive officers as a group (10 persons) for services rendered during fiscal year 1997 in all capacities, and approximately $775,000 was paid by the Company during fiscal year 1997 to its senior management, consisting of the Company's Managing Director, its Chief Financial Officer and its Chief Operating Officer, registered with the Commercial and Companies Agency of the Kingdom of Denmark.

         For fiscal year 1998, it is proposed that nonmanagement directors receive directors' fees as discussed below under "Proposal 5 -- Directors' Fees."

         The Company has entered into a service agreement (the "Employment Agreement") with Mr. Stig Nielsen, the Company's Managing Director and a member of the Board. The Employment Agreement does not contain a term, but is terminable by the Company on 24 months' notice and is terminable by Mr. Stig Nielsen on six months' notice. In the event that either party to the Employment Agreement commits a gross breach of contract, the other party may immediately terminate the Employment Agreement. The Employment Agreement prohibits Mr. Stig Nielsen from competing with the Company for a period of 18 months after termination of the Employment Agreement, except in the event that the Employment Agreement is terminated by the Company or Mr. Stig Nielsen terminates the Employment Agreement as a result of the gross breach thereof by the Company.

         Indemnification Agreements

         The Company has entered into Indemnification Agreements with its directors, executive officers and certain key employees. Each such Indemnification Agreement provides for indemnification of the Company's directors, executive officers and certain key employees to the fullest extent permitted by the Companies Act. Additionally, Olicom, Inc., has entered into Indemnification Agreements with its directors (which include Messrs. Bech, Stig Nielsen, Camp and Max Jensen), executive officers and certain key employees. Each such Indemnification Agreement provides for indemnification of the directors, executive officers and key employees of Olicom, Inc., to the fullest extent permitted by the Delaware General Corporation Law.

         To the extent that the Board of Directors of the Company or Olicom, Inc., or their respective shareholders may in the future wish to limit or repeal the ability of the Company or Olicom, Inc., to indemnify directors, executive officers and key employees, such repeal or limitation may not be effective as to directors, executive officers and key employees who are parties to such Indemnification Agreements, because their rights to full protection will be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors, executive officers and key employees of the Company and Olicom, Inc.

              THE BOARD OF DIRECTORS URGES SHAREHOLDERS TO VOTE
           "FOR" EACH OF THE NOMINEES FOR DIRECTOR SET FORTH ABOVE.

PROPOSAL 3 -- APPOINTMENT OF AUDITORS

         The Board proposes that the Annual General Meeting appoint Ernst & Young Statsautoriseret Revisionsaktieselskab ("Ernst & Young") and KPMG C. Jespersen Statsautoriserede revisorer ("KPMG") as independent auditors to audit the financial statements of the Company for the year ending December 31, 1998. Ernst & Young has acted as the Company's auditors since 1985; KPMG has acted as the Company's auditors since 1997. Representatives of Ernst & Young and KPMG will be present at the Annual General Meeting, will have an opportunity to make a statement if desired, and will be available to respond to appropriate questions.

         Under corporate law and practice in Denmark, it is not customary to vote "for" or "against" the appointment of the Company's auditors; rather, shareholders either approve or withhold authority to approve the auditors proposed by the Board of Directors.

              THE BOARD OF DIRECTORS URGES SHAREHOLDERS TO VOTE
                      "FOR" THE APPROVAL OF PROPOSAL 3.

PROPOSAL 4 -- AUTHORIZATION TO PURCHASE COMMON SHARES

         Proposal 4 will grant to the Board the power to authorize the purchase, from time to time for a period of 18 months following the Annual General Meeting, up to 10% of the Company's issued and outstanding Common Shares, at the market price of the Common Shares on the date of purchase, with a deviation of up to 10% from the market price.

         Section 48 of the Companies Act permits a company incorporated under Danish law to acquire up to 10% of its issued and outstanding capital stock, provided that such acquisitions are undertaken pursuant to shareholder authorization granted to a company's board of directors (such authorization may not be granted for a period exceeding 18 months). At the Annual General Meeting held on May 29, 1997, the Board of Directors was authorized to purchase up to 10% of the Company's share capital at the market price of the Common Shares on the date of purchase, with a deviation of up to 10% from the market price. Such authorization will expire prior to the 1998 Annual General Meeting unless extended.

         The purpose of Proposal 4 is to continue to provide the Board with a measure of flexibility in dealing with the Company's outstanding Common Shares, as well as providing a pool of Common Shares for issuance pursuant to the Company's Share Incentive Plans. The Company believes that a number of circumstances could arise whereby the Company would be benefited by its ability to purchase its own securities. For example, to the extent that the Board feels that the Common Shares may be undervalued at the market levels at which they are trading, repurchases of Common Shares may represent an attractive investment for the Company. There may be other situations when repurchases of Common Shares are appropriate or necessary to facilitate a corporate transaction wherein part of the consideration to be paid by the Company consists of Common Shares.

         The Board of Directors has in the past authorized the repurchase of Common Shares, and pursuant to such authority, the Company has from time to time purchased Common Shares. It is the intention of the Board that any purchases of Common Shares will be made in accordance with United States federal securities laws, as well as any applicable rules and regulations of the National Association of Securities Dealers, Inc. Further, Common Shares will be purchased only if, in the judgment of the Board, it would be in the best interest of the Company to purchase such shares at the time and at the prices at which any such purchases are proposed to be made.

               THE BOARD OF DIRECTORS URGES SHAREHOLDERS TO VOTE
                       "FOR" THE APPROVAL OF PROPOSAL 4.

PROPOSAL 5 -- DIRECTORS' FEES AND OPTIONS

         For fiscal year 1998, it is proposed that the directors' fees be unchanged, with the result that (i) nonmanagement directors will receive a director's fee of DKK 120,000 (approximately $17,100), (ii) the Chairman of the Board will receive a director's fee of DKK 240,000 (approximately $34,200), and
(iii) the Deputy Chairman of the Board will receive a director's fee of DKK 180,000 (approximately $25,700).

For fiscal year 1998, it is also proposed that directors be granted options to purchase Common Shares, as follows: (i) nonmanagement directors will receive options to purchase 4,000 Common Shares, (ii) the Chairman of the Board will receive an option to purchase 8,000 Common Shares, and (iii) the Deputy Chairman of the Board will receive an option to purchase 6,000 Common Shares. The exercise price for all options will be the fair market value of the Common Shares on the date of grant.

               THE BOARD OF DIRECTORS URGES SHAREHOLDERS TO VOTE
                       "FOR" THE APPROVAL OF PROPOSAL 5.

PROPOSAL 6 -- AMENDMENT OF THE ARTICLES OF ASSOCIATION

         The Board has proposed that an amendment of the Articles of Association be ratified as described below.

         In connection with the listing of the Common Shares on the Copenhagen Stock Exchange on November 4, 1997, it was necessary to add a new Section 2 to
Article 10 of the Articles of Association, to provide that holders of Common Shares registered with the Danish Securities Center will, to the extent declared, receive dividends through the Danish Securities Center. The Board proposes that the Annual General Meeting ratify the addition of Section 2 to
Article 10 of the Articles of Association, the English translation of which section reads in its entirety as follows:

                 "(2)    Dividends to shareholders whose shares are registered
         with the Danish Securities Centre will be paid through the Danish Securities Center to the credit of the shareholder's account with his custodian institution."

         The addition of Section 2 to Article 10 has previously been registered with the Commercial and Companies Agency of the Kingdom of Denmark, and shareholder ratification of same is being requested at the Annual General Meeting. Any shareholder who desires to receive a copy of the Danish text of this addition to the Articles of Association, or a copy of the Articles of Association as presently in effect and as filed with the Commercial and Companies Agency, may obtain same by contacting the Company's Investor Relations Department at the address set forth in this Proxy Statement.

         In order to be adopted, Proposal 6 requires approval by two-thirds of the votes cast at the Annual General Meeting and two-thirds in nominal value of the voting capital represented at such meeting.

               THE BOARD OF DIRECTORS URGES SHAREHOLDERS TO VOTE
                       "FOR" THE APPROVAL OF PROPOSAL 6.

                             SHAREHOLDER PROPOSALS

         Any shareholder is entitled to submit proposals to be discussed at an annual general meeting; however, in order to be considered at an annual general meeting, any proposal that would require consideration by the Board of Directors is required to be submitted in writing to the Board of Directors not later than February 1 following the end of the year to which such annual general meeting relates. A proper proposal submitted by a shareholder in accordance with applicable rules and regulations for presentation at the Company's next annual general meeting of shareholders that is received at the Company's principal executive offices by February 1, 1999, will be included in the Company's proxy statement and form of proxy for that meeting.

                                 OTHER MATTERS

         The Board of Directors is not aware of any matter to be presented for action at the meeting other than the matters set forth herein. Should any other matter requiring a vote of shareholders arise, the proxies in the enclosed form confer upon the person or persons entitled to vote the shares represented by such proxies discretionary authority to vote the same in accordance with their best judgment.


                         FINANCIAL STATEMENTS AVAILABLE

         A copy of the Company's 1997 Annual Report containing the audited consolidated balance sheets at December 31, 1996 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years ended December 31, 1997, prepared in accordance with accounting principles generally accepted in the United States, is being mailed with this Proxy Statement to shareholders entitled to notice of the Annual General Meeting. The Annual Report does not constitute a part of the proxy solicitation material.

         Upon written request to the Company's Investor Relations Department c/o Olicom A/S, Nybrovej 114, DK-2800 Lyngby, Denmark, or c/o Olicom, Inc., 1680 N. Prospect Drive, Richardson, Texas 75081, the Company will provide, without charge, copies of (i) the Company's Annual Report on Form 20-F for fiscal year 1997, as and when filed with the Securities and Exchange Commission, and (ii) the Company's Annual Accounts.

                                     By Order of the Board of Directors,

                                     /s/ Jan Bech

                                     Jan Bech,
                                     Chairman of the Board

Lyngby, Denmark
April 11, 1998




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